EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements and internal control over financial reporting of The Allstate Corporation and financial statement schedules, dated February 25, 2009 (which reports express an unqualified opinion and include an explanatory paragraph relating to a change in The Allstate Corporation’s method of accounting for uncertainty in income taxes and accounting for deferred acquisition costs associated with internal replacements in 2007 and defined pension and other postretirement plans in 2006) appearing in the Annual Report on Form 10-K of The Allstate Corporation for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Chicago, Illinois
May 19, 2009